[redacted]

10026764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Imperial Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 9th Floor South
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Chung (310) 246-3700
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1888 Century Park East, 4th Floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Chung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Imperial Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JACLYN NICOLE ISAAC
Commission # 1777690
Notary Public - California
Los Angeles County
My Comm. Expires Nov 3, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Independent Auditors' Report

To the Member of
Imperial Capital, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the Company) as of December 31, 2009 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Imperial Capital, LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 16, 2010

Statement of Financial Condition

December 31,	2009
Assets	
Cash and cash equivalents	$ 19,055,790
Investments	1,006,860
Corporate finance fees receivable	5,747,398
Other assets	3,464,874
Fixed assets, net	7,217,642
Other intangibles, net	2,341,491
Goodwill	7,816,063
Total assets	$ 46,650,118
Liabilities and Member's Equity	
Liabilities	
Commissions and fees payable	$ 5,120,294
Accounts payable and accrued liabilities	10,054,085
Total liabilities	15,174,379
Commitments and Contingencies	
Member's equity	31,475,739
Total liabilities and member's equity	$ 46,650,118

See accompanying notes to statement of financial condition.

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from its California and New York offices. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC.

The Company has an agreement (Agreement) with a clearing broker (Clearing Broker) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Thus, with regard to possession or control requirements under Securities and Exchange Commission (SEC) Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

1. General Information and Accounting Policies (Continued)

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

1. General Information and Accounting Policies (Continued)

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management.

1. General Information and Accounting Policies (Continued)

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and are classified as Level 2. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction. The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

Bank Debt

The Company engages in bank debt transactions on an agency basis. In an agency capacity, the Company introduces its customers directly to one another. In an agency capacity, the Company does not stand in between its customers. The Company receives commissions for introducing its customers to one another. These commissions are reflected in other assets in the Company's statement of financial condition.

Warrants

The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management's potential transaction expectations or option pricing models and are considered Level 3.

1. General Information and Accounting Policies (Continued)

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease. Lease incentives are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

If facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed.

Goodwill and Intangible Assets

In accordance with accounting guidance on business combinations and goodwill and other intangible assets, identifiable intangible assets with finite lives are being amortized using the straight-line method over estimated useful lives of one to two years. In addition, goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment consistent with each reporting period and at a minimum on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and results of operations. No impairment charges were recorded during the year ended December 31, 2009.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2009.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

1. General Information and Accounting Policies (Continued)

Securities Transactions (Continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

Recent Accounting Pronouncements

Uncertainty in Income Taxes

For the year ended December 31, 2009, the Company adopted guidance on accounting for uncertainty in income taxes, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The adoption of the guidance on accounting for uncertainty in income taxes did not have a material impact on the Company's financial statements.

Fair Value Measurements

On January 1, 2009, the Company adopted, on a prospective basis, additional accounting guidance issued by the FASB on fair value measurements. The additional accounting guidance assists in the determination of fair value for securities or other financial assets when the volume and level of activity for such items have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis. The additional accounting guidance also assists in determining whether or not a transaction is orderly and whether or not a transaction or quoted price can be considered in the determination of fair value.

1. General Information and Accounting Policies (Continued)

Fair Value Measurements (Continued)

Accordingly, the additional accounting guidance does not apply to quoted prices for identical assets or liabilities in active markets categorized as Level 1 in the fair value measurement hierarchy, and also requires that additional fair value disclosures be included on an interim basis. See Note 3 for the additional disclosures provided pursuant to the additional accounting guidance. The adoption of additional guidance regarding fair value measurements did not materially impact the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued new accounting guidance on subsequent events. The new accounting guidance requires that management evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements after the balance sheet date through the date the financial statements are issued and determines the circumstances under which such events or transactions must be recognized in the financial statements. The Company adopted the new accounting guidance during the year ended December 31, 2009. The adoption of the new accounting guidance did not have an effect on the Company's financial statements. Management has evaluated all subsequent events through February 16, 2010.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance on accounting for transfers of financial assets. The new accounting guidance eliminates the concept of a qualifying special purpose entity, requires that a transferor consider all arrangements made contemporaneously with, or in contemplation of, a transfer of assets when determining whether derecognition of a financial asset is appropriate, clarifies the requirement that a transferred financial asset be legally isolated from the transferor and any of its consolidated affiliates, stipulates that constraints on a transferee's ability to freely pledge or exchange transferred assets causes the transfer to fail sale accounting, and defines participating interests and provides guidance on derecognizing participating interests. The Company will adopt the new accounting guidance as of January 1, 2010. The Company does not believe the new accounting guidance will have a material effect on its' financial statements.

1. General Information and Accounting Policies (Continued)

Variable Interest Entities

In June 2009, the FASB amended its guidance on variable interest entities. The amended guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. It also requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The requirements of the amended accounting guidance are effective for annual periods beginning after November 15, 2009 and early adoption is prohibited. The Company does not believe the new accounting guidance will have a material effect on its' financial statements.

Generally Accepted Accounting Principles

In June 2009, the FASB issued new accounting guidance on FASB accounting standards codification and the hierarchy of generally accepted accounting principles. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts but will instead issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the FASB Accounting Standards Codification. These changes and the FASB Accounting Standards Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company's financial statements.

2. Cash and Cash Equivalents

The Company generally invests its excess cash in money market funds and other short-term investments. Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a deposit with its clearing broker, Pershing, LLC to satisfy the requirement under its clearing agreement. This entire deposit was held in a cash account.

2. Cash and Cash Equivalents (Continued)

The following are financial instruments that are cash and cash equivalents as of December 31, 2009:

December 31,	2009
Cash in banks	$ 2,260,754
Cash held at Pershing, LLC	16,550,070
Cash deposit held at Pershing, LLC	244,966
	$ 19,055,790

3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2009 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

Investments	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Assets				
Common stocks and warrants	$ 3,166	$ 98,505	$ 298,015	$ 399,686
Corporate bonds	-	188,800	418,374	607,174
Total investments	$ 3,166	$ 287,305	$ 716,389	$ 1,006,860

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2009:

Investments	Beginning balance	Realized gains	Unrealized (losses) gains	Total realized and unrealized (losses) gains	Purchases, sales, other settlements and issuances, net	Net transfers out of level	Ending balance
Assets							
Common stocks and warrants	$ 537,430	$ 198,292	$ (303,671)	$ (105,379)	$ (134,036)	$ -	$ 298,015
Bonds	371,011	283,737	261,928	545,665	(434,302)	(64,000)	418,374
	$ 908,441	$ 482,029	$ (41,743)	$ 440,286	$ (568,338)	$ (64,000)	$ 716,389

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

5. Fixed Assets

Fixed assets are composed of the following at December 31, 2009:

December 31,	2009
Computer hardware and software	$ 4,459,169
Leasehold improvements	7,083,870
Office equipment	851,610
Furniture and fixtures	1,679,931
Total	14,074,580
Less accumulated depreciation and amortization	(6,856,938)
	$ 7,217,642

6. Intangible Assets and Goodwill

In connection with various asset purchase agreements, the Company recorded certain intangible assets, which are composed of the following at December 31, 2009:

	2009
Non-compete agreements	$ 2,365,750
Engagement letters	2,731,000
Leads	738,000
Other assets	15,423
Total	5,850,173
Less accumulated amortization	(3,508,682)
	$ 2,341,491

6. Intangible Assets and Goodwill (Continued)

As of December 31, 2009, the remaining useful lives for engagement letters, non-compete agreements and leads were one year, two years and one year, respectively.

In connection with the asset purchase agreements (Notes 12 and 13), the Company recorded goodwill during the year. The changes in the carrying amount of goodwill for the year ended December 31, 2009 are as follows:

Balance as of January 1, 2009	$ 4,306,889
Goodwill contributed during the year	3,530,307
Goodwill adjustment related to prior acquisition	(21,133)
Balance as of December 31, 2009	$ 7,816,063

7. Commitments and Contingencies

Leases

The Company leases office space and office equipment under noncancelable operating leases, which expire through May 2017. The future minimum rental payments under these agreements at December 31, 2009 are as follows:

Years ending December 31,	*Amount*
2010	$ 3,310,653
2011	2,763,532
2012	2,589,577
2013	2,557,529
2014	2,606,301
Thereafter	5,901,465
Total	$ 19,729,057

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $1.9 million. As of December 31, 2009, there have been no amounts drawn under the letters of credit.

7. Commitments and Contingencies (Continued)

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2009.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2009 there were no amounts to be indemnified to the Clearing Broker for these accounts.

8. Transactions with Affiliates

Assets acquired by Imperial Capital Group, LLC, the Company's Parent (Parent) in connection with two Asset Purchase Agreements were subsequently contributed to the Company (Notes 12 and 13).

9. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for six months or longer. Employees may contribute up to a maximum employee contribution of $16,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

10. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2009, the Company had net capital of $10,413,390, which was $10,163,390 in excess of the required net capital.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

11. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

11. Off Balance Sheet Risk (Continued)

The Company maintains its cash accounts primarily with banks located in California. The total cash balances are insured by the F.D.I.C. up to $250,000 per bank. The Company had cash balances on deposit with one California bank at December 31, 2009 which exceeded the balance insured by the F.D.I.C.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

12. Acquisition of Mercanti

The Company, together with its' Parent, entered into an Asset Purchase Agreement to acquire certain assets of The Mercanti Group, LLC (Mercanti) on December 14, 2009 in exchange for a promissory note in the aggregate principal amount of $2,300,000. Mercanti was previously engaged in the investment banking business, providing mergers and acquisitions, institutional private placement and strategic advisory services to middle-market companies and private equity groups.

In addition to the promissory note, the Asset Purchase Agreement provides for future earn-out payments based on future revenues generated from purchased engagement letters and leads upon satisfaction of the terms and conditions set forth in the Asset Purchase Agreement, as well as the assumption of two lease agreements. While there is no limit on the maximum earn-out payment, the Company believes the most likely earn-out is $1,690,000.

The Parent assumed all payment obligations under the Asset Purchase Agreement. Consequently, the promissory note for the initial purchase price, the liability for the estimated fair value of future earn-out payments and the liability under the lease agreement have been recorded by the Parent. The Parent subsequently contributed the assets purchased to the Company.

12. Acquisition of Mercanti (Continued)

The purchase price consisted of the following:

	2009
Promissory note	$ 2,300,000
Contingent consideration	1,690,000
Liabilities assumed	60,480
Total	$ 4,050,480

The purchase price was allocated to the assets acquired as follows:

	2009
Non-compete agreements	$ 548,000
Engagement letters	691,000
Leads	168,000
Goodwill	2,643,480
Total	$ 4,050,480

13. Acquisition of Petrobridge

The Company's Parent entered into an Asset Purchase Agreement to acquire certain assets of Petrobridge Investment Management, LLC (Petrobridge) on November 10, 2009 in exchange for minimum future earn-out payments of $1,700,000 based on future revenues generated by former Petrobridge employees prior to December 31, 2010. While there is no limit on the maximum earn-out payment, the Company believes the most likely earn-out is $1,700,000. Petrobridge was previously engaged in the advisory business specializing in the traditional energy sector. As part of this agreement, the Parent advanced Petrobridge $1,700,000 in cash.

The Parent assumed all payment obligations under the Asset Purchase Agreement. Consequently, the liability for the estimated fair value of future earn-out payments has been recorded by the Parent. The terms of the arrangement provide for the right of offset against the receivable recorded. The Parent subsequently contributed the assets purchased to the Company.

13. Acquisition of Petrobridge (Continued)

The value of the assets that the Company recorded resulting from the Asset Purchase Agreement was as follows:

		2009
Non-compete agreements	$	797,750
Goodwill		886,827
Other assets		15,423
Total	$	1,700,000

14. SEC Rule 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

Imperial Capital, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants

Imperial Capital, LLC

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2009

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Imperial Capital, LLC
Los Angeles, California

In planning and performing our audit of the financial statements of Imperial Capital, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 16, 2010